AB
3/5

10029488

UNI[illegible]
SECURITIES AND E[illegible]
Washington, D.C. 20549

SEC
Mail Processing
Section
MAR 01 2010
Washington, DC
107

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53541

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Athena Capital Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4811 W. Beachway Drive
(No. and Street)

Tampa	FL	33609
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elizabeth T. McGuire (813) 340-4883
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kirkland, Russ, Murphy & Tapp, PA
(Name – *if individual, state last, first, middle name*)

13577 Feather Sound Drive, Suite 400	Clearwater	FL	33762
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
3/6

OATH OR AFFIRMATION

I, Elizabeth T. McGuire, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Athena Capital Partners, Inc., as of February 17, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Mgr

Title

Notary Public

Notary Public State of Florida
Rhonda F Winkle
My Commission DD778036
Expires 06/04/2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ATHENA CAPITAL PARTNERS, INC.

Contents

KIRKLAND, RUSS, MURPHY & TAPP
CERTIFIED PUBLIC ACCOUNTANTS
A Professional Association

Independent Registered Public Accounting Firm Report

To the Stockholder
Athena Capital Partners, Inc.:

We have audited the statement of financial condition of Athena Capital Partners, Inc. (the Company) as of December 31, 2009, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Athena Capital Partners, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

13577 Feather Sound Drive, Suite 400, Clearwater, FL 33762-5539 ▪ Tel - 727.572.1400 – 813.879.1400 ▪ Fax - 727.571.1933 ▪ www.KRMTCPA.com

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company's ability to continue as a going concern is dependent upon managements ability to attract new customers or the successful sale of the Company. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Kirkland, Russ, Murphy & Tapp PA

February 22, 2010
Clearwater, Florida

ATHENA CAPITAL PARTNERS, INC.

Statement of Financial Condition

December 31, 2009

Assets

Cash and cash equivalents	$	14,555

Liabilities and Stockholder's Equity

Accounts payable and accrued expenses	$	60
Stockholder's equity:		
Common stock, $1 par value; 1,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		9,294
Retained earnings		4,201
Total stockholder's equity		14,495
Total liabilities and stockholder's equity	$	14,555

See accompanying independent registered public accounting firm report and notes to the financial statements.

ATHENA CAPITAL PARTNERS, INC.

Statement of Income

For the Year Ended December 31, 2009

Revenue:		
Commission	$	7,500
Consulting		364,251
Administrative Fee		5,200
Total revenues		376,951
Operating expenses:		
Payroll expenses		155,835
Professional fees		84,225
Bad debts		57,685
Marketing		3,941
Insurance		1,592
Office expense		26,632
Dues and subscriptions		4,350
Meals and entertainment		1,254
Licenses and taxes		375
Assessments		2,416
Charitable contributions		250
Miscellaneous		1,221
Depreciation		1,740
Total operating expenses		341,516
Operating income		35,435
Other income		3,474
Loss on disposal of equipment		(284)
Net income	$	38,625

See accompanying independent registered public accounting firm report and notes to the financial statements.

ATHENA CAPITAL PARTNERS, INC.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2009

	Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total Stockholder's Equity
	Shares	Amount			
Balances, December 31, 2008	1,000	$ 1,000	156,679	(34,424)	123,255
Distributions	-	-	(147,385)	-	(147,385)
Net income	-	-	-	38,625	38,625
Balances, December 31, 2009	1,000	$ 1,000	9,294	4,201	14,495

See accompanying independent registered public accounting firm report and notes to the financial statements.

ATHENA CAPITAL PARTNERS, INC.

Statement of Cash Flows

Year Ended December 31, 2009

Cash flows from operating activities:		
Net income	$	38,625
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		1,740
Loss on disposal of equipment		284
Change in assets and liabilities:		
Accounts receivable, net		11,130
Other assets		223
Accounts payable and accrued expenses		(3,513)
Net cash provided by operating activities		48,489
Cash flows used in investing activities - purchase of equipment		(1,587)
Cash flows used in financing activities - distributions to stockholder, net		(65,179)
Decrease in cash and cash equivalents		(18,277)
Cash and cash equivalents, beginning of year		32,832
Cash and cash equivalents, end of year	$	14,555
Non-cash financing activities:		
Distribution of accounts receivable, net to stockholder	$	78,498
Distribution of equipment to stockholder	$	3,708

See accompanying independent registered public accounting firm report and notes to the financial statements.

(1) Organization and Business

Athena Capital Partners, Inc. (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA) which was created in 2007 through the consolidation of National Association of Securities Dealers (NASD) and the member regulation enforcement and arbitration functions of the New York Stock Exchange. The Company is a Florida corporation, incorporated on January 9, 2001.

(2) Going Concern

During 2009, the Company lost customers that accounted for substantially all of its revenues. The Company has been unable to replace these customers. As of December 31, 2009, the Company's sole stockholder has decided not to contribute additional capital to continue operations through 2010. Further, the Company's sole stockholder has made a decision to list the Company for sale. The Company's ability to continue as a going concern is dependent on sale of the business to an owner with the ability to infuse additional capital into it or attracting new customers. The accompanying financial statements do not include any adjustments relating to the recoverability or classification of recorded asset amounts or the amounts or classification of liabilities should the Company be unable to continue as a going concern.

(3) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers all investments with an original maturity date of three months or less to be cash equivalents.

(b) Accounts Receivable

Accounts receivable are reported net of an allowance for doubtful accounts. The allowance is based on management's estimate of the amount of receivables that will actually be collected. Accounts are charged to the allowance as they are deemed uncollectible based upon a periodic review of the accounts. As of December 31, 2009, the net accounts receivable balance was distributed to the Company's sole stockholder.

(c) Revenue Recognition

The Company recognizes revenue from commissions and fees it earns upon the completion of its responsibilities related to the transaction. Consulting revenues are recognized as related services are provided.

(3) Summary of Significant Accounting Policies – Continued

(d) Use of Estimates

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

(e) Income Taxes

The Company has elected to be treated as an S corporation for income tax purposes. Accordingly, no income taxes or tax benefits are recorded by the Company since such taxes or tax benefits associated with the Company's operations are reported by the stockholder on his individual income tax return.

During 2009, the Company adopted Accounting Standards Codification Topic 740, "Income Taxes" ("ASC Topic 740"). This standard prescribes a recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. There was no material impact on the Company's financial position or results of operations as a result of the adoption of this standard.

(f) Equipment

Equipment is stated at cost. Depreciation is recorded for financial reporting purposes using the straight-line method over the estimated useful lives of the related assets, which is 3 years. The costs of major improvements are capitalized, while the costs of maintenance and repairs, which do not improve or extend the life of the respective assets, are expensed when incurred. The cost of assets retired or otherwise disposed of and the accumulated depreciation thereon are removed from the accounts, with the resulting gain or loss recorded in earnings.

As of December 31, 2009, the net equipment balance was distributed to the Company's stockholder.

(4) Concentration of Credit Risk and Major Customer Information

The Company maintains its cash accounts with a banking institution. Total cash balances do not generally exceed amounts insured by the Federal Deposit Insurance Corporation at any given time.

Management assesses the financial stability of its customers to limit its credit risk. The Company does not require collateral or other security to support customer receivables.

For the year ended December 31, 2009, the Company's three largest customers, collectively, contributed approximately 46% of total revenue.

(5) **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and a specified ratio of aggregate indebtedness to regulatory net capital. At December 31, 2009, the Company had regulatory net capital and a regulatory net capital requirement of $14,495 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was .004 to 1.

(6) **Exemption Under Section (k)(2)(i)**

The Company is exempt from Rule 15c3-3 pursuant to subparagraphs k(2)(i) and (k)(1) of the Rule.

(7) **Subsequent Events**

The Company has evaluated events and transactions through February 22, 2010, the date which the financial statements were available to be issued.

ATHENA CAPITAL PARTNERS, INC.

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2009

Net capital: Total stockholders' equity	$	14,495
Aggregate indebtedness:		
Total aggregate indebtedness - accounts payable and accrued expenses	$	60
Computation of basic net capital requirement		
Minimum net capital required based on aggregate indebtedness	$	4
Minimum net capital required	$	5,000
Excess net capital	$	9,495
Ratio of aggregate indebtedness to net capital		0.004

No material differences exist between the computation above and the computation included in the Company's corresponding unaudited Form X-17A-5, Part II A filing dated January 26, 2010.

See accompanying report of independent registered public accounting firm.

KIRKLAND, RUSS, MURPHY & TAPP
CERTIFIED PUBLIC ACCOUNTANTS

A Professional Association

Report of Independent Registered Public Accounting Firm on Internal Control Structure Required by SEC Rule 17a-5

To the Stockholder
Athena Capital Partners, Inc.:

In planning and performing our audit of the financial statements of Athena Capital Partners, Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

13577 Feather Sound Drive, Suite 400, Clearwater, FL 33762-5539 ▪ Tel - 727.572.1400 – 813.879.1400 ▪ Fax - 727.571.1933 ▪ www.KRMTCPA.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Board of Directors, management, FINRA, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kirkland, Russ, Murphy & Tapp PA

February 22, 2010
Clearwater, Florida

ATHENA CAPITAL PARTNERS, INC.

Financial Statements
and Supplemental Schedule

December 31, 2009
(With Independent Registered Public Accounting
Firm Report Thereon)